===============================================================================

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                                REPLIDYNE, INC.
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)


                                   76028W107
                                 (CUSIP Number)

            Amendment to the Schedule 13G Previously Filed for the
                         DECEMBER 31, 2006 Event Date
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [_]      Rule 13d-1(b)
         [_]      Rule 13d-1(c)
         [X]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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

CUSIP NO. 76028W107             Schedule 13G                     Page  2 of 20


--------------------------------------------------------------------------------
1.       Name of Reporting Person    Perseus-Soros BioPharmaceutical Fund, LP
         S.S. or I.R.S. Identifica-
         tion No. of Above Person

--------------------------------------------------------------------------------
2.       Check the Appropriate Box                              (a)     [_]
         if a Member of a Group                                 (b)     [X]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization           Delaware

--------------------------------------------------------------------------------
Number of Shares        (5)     Sole Voting Power               1,487,808
Beneficially            (6)     Shared Voting Power             0
Owned by Each           (7)     Sole Dispositive Power          1,487,808
Reporting Person        (8)     Shared Dispositive Power        0
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  1,487,808
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                        [_]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9        5.5%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                               PN

--------------------------------------------------------------------------------

CUSIP NO. 76028W107             Schedule 13G                     Page  3 of 20


--------------------------------------------------------------------------------
1.       Name of Reporting Person            Perseus-Soros Partners, LLC
         S.S. or I.R.S. Identifica-
         tion No. of Above Person

--------------------------------------------------------------------------------
2.       Check the Appropriate Box                              (a)     [_]
         if a Member of a Group                                 (b)     [X]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization           Delaware

--------------------------------------------------------------------------------
Number of Shares        (5)     Sole Voting Power               1,487,808
Beneficially            (6)     Shared Voting Power             0
Owned by Each           (7)     Sole Dispositive Power          1,487,808
Reporting Person        (8)     Shared Dispositive Power        0
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  1,487,808
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                        [_]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9        5.5%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                               OO

--------------------------------------------------------------------------------

CUSIP NO. 76028W107             Schedule 13G                     Page  4 of 20


--------------------------------------------------------------------------------
1.       Name of Reporting Person        Perseus BioTech Fund Partners, LLC
         S.S. or I.R.S. Identifica-
         tion No. of Above Person

--------------------------------------------------------------------------------
2.       Check the Appropriate Box                              (a)     [_]
         if a Member of a Group                                 (b)     [X]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization           Delaware

--------------------------------------------------------------------------------
Number of Shares        (5)     Sole Voting Power               0
Beneficially            (6)     Shared Voting Power             1,487,808
Owned by Each           (7)     Sole Dispositive Power          0
Reporting Person        (8)     Shared Dispositive Power        1,487,808
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  1,487,808
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                        [_]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9        5.5%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                               OO

--------------------------------------------------------------------------------

CUSIP NO. 76028W107             Schedule 13G                     Page  5 of 20


--------------------------------------------------------------------------------
1.       Name of Reporting Person                SFM Participation, L.P.
         S.S. or I.R.S. Identifica-
         tion No. of Above Person

--------------------------------------------------------------------------------
2.       Check the Appropriate Box                              (a)     [_]
         if a Member of a Group                                 (b)     [X]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization           Delaware

--------------------------------------------------------------------------------
Number of Shares        (5)     Sole Voting Power               0
Beneficially            (6)     Shared Voting Power             1,487,808
Owned by Each           (7)     Sole Dispositive Power          0
Reporting Person        (8)     Shared Dispositive Power        1,487,808
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  1,487,808
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                        [_]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9       5.5%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                               PN

--------------------------------------------------------------------------------

CUSIP NO. 76028W107             Schedule 13G                     Page  6 of 20


--------------------------------------------------------------------------------
1.       Name of Reporting Person               SFM AH LLC
         S.S. or I.R.S. Identifica-
         tion No. of Above Person

--------------------------------------------------------------------------------
2.       Check the Appropriate Box                              (a)     [_]
         if a Member of a Group                                 (b)     [X]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization           Delaware

--------------------------------------------------------------------------------
Number of Shares        (5)     Sole Voting Power               0
Beneficially            (6)     Shared Voting Power             1,487,808
Owned by Each           (7)     Sole Dispositive Power          0
Reporting Person        (8)     Shared Dispositive Power        1,487,808
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  1,487,808
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                        [_]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9        5.5%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                               OO

--------------------------------------------------------------------------------

CUSIP NO. 76028W107             Schedule 13G                     Page  7 of 20


--------------------------------------------------------------------------------
1.       Name of Reporting Person               Perseuspur, LLC
         S.S. or I.R.S. Identifica-
         tion No. of Above Person

--------------------------------------------------------------------------------
2.       Check the Appropriate Box                              (a)     [_]
         if a Member of a Group                                 (b)     [X]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization           Delaware

--------------------------------------------------------------------------------
Number of Shares        (5)     Sole Voting Power               0
Beneficially            (6)     Shared Voting Power             1,487,808
Owned by Each           (7)     Sole Dispositive Power          0
Reporting Person        (8)     Shared Dispositive Power        1,487,808
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  1,487,808
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                        [_]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9        5.5%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                               OO

--------------------------------------------------------------------------------

CUSIP NO. 76028W107             Schedule 13G                     Page  8 of 20


--------------------------------------------------------------------------------
1.       Name of Reporting Person        Frank H. Pearl
         S.S. or I.R.S. Identifica-      (in the capacity described herein)
         tion No. of Above Person

--------------------------------------------------------------------------------
2.       Check the Appropriate Box                              (a)     [_]
         if a Member of a Group                                 (b)     [X]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization           United States

--------------------------------------------------------------------------------
Number of Shares        (5)     Sole Voting Power               0
Beneficially            (6)     Shared Voting Power             1,504,121*
Owned by Each           (7)     Sole Dispositive Power          0
Reporting Person        (8)     Shared Dispositive Power        1,504,121*
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  1,504,121*
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                        [_]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9        5.6%*

--------------------------------------------------------------------------------
12.      Type of Reporting Person                               IN

--------------------------------------------------------------------------------

* This amount includes 16,313 shares of common stock issuable upon the exercise of stock options issued to Christopher D. Earl, a director of the Company and a senior advisor to Perseus-Soros BioPharmaceutical Fund, LP. The stock options are held for the benefit of an entity controlled by affiliates of the Perseus-Soros BioPharmaceutical Fund, LP.

CUSIP NO. 76028W107             Schedule 13G                     Page  9 of 20


--------------------------------------------------------------------------------
1.       Name of Reporting Person       George Soros
         S.S. or I.R.S. Identifica-     (in the capacity described herein)
         tion No. of Above Person

--------------------------------------------------------------------------------
2.       Check the Appropriate Box                              (a)     [_]
         if a Member of a Group                                 (b)     [X]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization           United States

--------------------------------------------------------------------------------
Number of Shares        (5)     Sole Voting Power               0
Beneficially            (6)     Shared Voting Power             1,504,121*
Owned by Each           (7)     Sole Dispositive Power          0
Reporting Person        (8)     Shared Dispositive Power        1,504,121*
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  1,504,121*
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                        [_]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9        5.6%*

--------------------------------------------------------------------------------
12.      Type of Reporting Person                               IA

--------------------------------------------------------------------------------

* This amount includes 16,313 shares of common stock issuable upon the exercise of stock options issued to Christopher D. Earl, a director of the Company and a senior advisor to Perseus-Soros BioPharmaceutical Fund, LP. The stock options are held for the benefit of an entity controlled by affiliates of the Perseus-Soros BioPharmaceutical Fund, LP.

CUSIP NO. 76028W107             Schedule 13G                     Page  10 of 20


--------------------------------------------------------------------------------
1.       Name of Reporting Person         Soros Fund Management LLC
         S.S. or I.R.S. Identifica-
         tion No. of Above Person

--------------------------------------------------------------------------------
2.       Check the Appropriate Box                              (a)     [_]
         if a Member of a Group                                 (b)     [X]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization           Delaware

--------------------------------------------------------------------------------
Number of Shares        (5)     Sole Voting Power               0
Beneficially            (6)     Shared Voting Power             1,504,121*
Owned by Each           (7)     Sole Dispositive Power          0
Reporting Person        (8)     Shared Dispositive Power        1,504,121*
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  1,504,121*
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                        [_]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9        5.6%*

--------------------------------------------------------------------------------
12.      Type of Reporting Person                               OO; IA

--------------------------------------------------------------------------------

* This amount includes 16,313 shares of common stock issuable upon the exercise of stock options issued to Christopher D. Earl, a director of the Company and a senior advisor to Perseus-Soros BioPharmaceutical Fund, LP. The stock options are held for the benefit of an entity controlled by affiliates of the Perseus-Soros BioPharmaceutical Fund, LP.

CUSIP NO. 76028W107             Schedule 13G                     Page  11 of 20


         EXPLANATORY NOTE: This Amendment No. 1 is being filed to correct the number of shares of Common Stock (as defined below) each of the Reporting Persons may be deemed to beneficially own, as originally reported in the Reporting Persons initial 13G filing, filed with the Securities and Exchange Commission on February 14, 2007 (the "Initial 13G"). The Initial 13G inadvertently omitted 119,426 shares of Common Stock owned by Perseus-Soros BioPharmaceutical Fund, LP. Each of the other Reporting Persons may also be deemed to beneficially own such shares.

Item 1.  (a)      NAME OF ISSUER


                  Replidyne, Inc. (the "Company").

         (b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES


                  1450 Infinite Drive
                  Louisville, CO 80027

Item 2.  (a)      NAMES OF PERSONS FILING


                           This  Statement  is being filed on behalf of each of
                  the following persons (collectively, the "Reporting Persons")

                  (i) Perseus-Soros BioPharmaceutical Fund, LP, a Delaware limited partnership ("Perseus-Soros");

                  (ii) Perseus-Soros Partners, LLC, a Delaware limited liability company ("PSP GP" and general partner of Perseus-Soros);

                  (iii)    Perseus  BioTech  Fund  Partners,  LLC,  a  Delaware
                           limited   liability  company  ("PBFP  Partners"  and
                           managing member of PSP GP);

                  (iv)     SFM   Participation,   L.P.,   a  Delaware   limited
                           partnership ("SFM Participation" and managing member of PSP GP);

                  (v) SFM AH LLC, a Delaware limited liability company ("SFM AH" and general partner of SFM Participation);

                  (vi)     Perseuspur,   LLC,  a  Delaware  limited   liability
                           company ("Perseuspur" and managing member of PBFP Partners);

                  (vii) Mr. Frank H. Pearl ("Mr. Pearl" and sole member of Perseuspur);

                  (viii)   Mr.  George  Soros ("Mr.  Soros" and Chairman of SFM
                           LLC); and

                  (ix)     Soros  Fund  Management  LLC,  a  Delaware   limited
                           liability company ("SFM LLC" and the sole managing member of SFM AH).

CUSIP NO. 76028W107             Schedule 13G                     Page  12 of 20


         (b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE

                  The  address  of  the  principal   business  offices  of  (i)
                  Perseus-Soros and (ii) PSP, GP is 888 Seventh Avenue, 30th Floor, New York, NY 10106.

                  The address of the principal business offices of (i) PBFP Partners, (ii) Perseuspur and (iii) Mr. Pearl is 2099 Pennsylvania Ave., N.W., Suite 900, Washington, D.C. 20006.

                  The address of the principal business offices of (i) SFM Participation, (ii) SFM AH, (iii) SFM LLC and (iv) Mr. Soros is 888 Seventh Avenue, 33rd Floor, New York, NY 10106.

         (c)      CITIZENSHIP

                  (i)      Perseus-Soros - a Delaware limited partnership
                  (ii)     PSP GP - a Delaware limited liability company
                  (iii)    PBFP Partners - a Delaware limited liability company
                  (iv)     SFM Participation - a Delaware limited partnership
                  (v)      SFM AH - a Delaware limited liability company
                  (vi)     Perseuspur -  Delaware limited liability company
                  (vii)    Mr. Pearl - United States
                  (viii)   Mr. Soros - United States
                  (ix)     SFM LLC - a Delaware limited liability company

         (d)      TITLE OF CLASS OF SECURITIES

                  Common Stock, par value $0.001 per share (the "Common Stock" or "Shares")

         (e)      CUSIP NUMBER

                  76028W107

                  Information contained herein concerning SFM Participation, SFM AH, SFM LLC and Mr. Soros has been provided by SFM LLC. Perseus-Soros, PSP GP, PBFP Partners, Perseuspur and Mr. Pearl assume no responsibility for such information. Information contained herein concerning PBFP Partners, Perseuspur and Mr. Pearl has been provided by each such Reporting Person. Perseus-Soros, PSP GP, SFM Participation, SFM AH, SFM LLC and Mr. Soros assume no responsibility for such information.

CUSIP NO. 76028W107             Schedule 13G                     Page  13 of 20


Item 3. This statement is not being filed pursuant to either Rule 13d-1(b) or 13d-2(b) or (c).

Item 4.  OWNERSHIP.

         (a)      AMOUNT BENEFICIALLY OWNED:

                  Each of the Reporting Persons other than Mr. Soros, Mr. Pearl and SFM LLC may be deemed to beneficially own 1,487,808 Shares.

                  Each of Mr. Soros, Mr. Pearl and SFM LLC may be deemed to beneficially own an aggregate of 1,504,121 Shares, including 16,313 shares of common stock issuable upon the exercise of stock options. The stock options are held for the benefit of an entity controlled by affiliates of the Perseus-Soros BioPharmaceutical Fund, LP.

         (b)      PERCENTAGE OWNED:

                  Based on calculations made in accordance with Rule 13d-3(d), and there being 27,010,506 Shares outstanding as of April 26, 2007, each of the Reporting Persons, other than Mr. Soros, Mr. Pearl and SFM LLC, may be deemed to beneficially own approximately 5.5% of the outstanding Common Stock. Based on the same calculations, Mr. Soros, Mr. Pearl and SFM LLC may be deemed to beneficially own 5.6% of the outstanding common stock.

         (c)      NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                  (i) Each of Perseus-Soros and PSP GP may be deemed to have sole power to direct the voting and disposition of the 1,487,808 Shares beneficially owned by Perseus-Soros.

                  (ii) By virtue of the relationships between and among the Reporting Persons as described in Item 2, each of:

                           (a) PBFP Partners, Perseuspur, SFM Participation and SFM AH may be deemed to share the power to direct the voting and disposition of 1,487,808 Shares beneficially owned by Perseus-Soros and (b) each of Mr. Soros, Mr. Pearl and SFM LLC may be deemed to share the power to direct the voting and disposition of the 1,487,808 Shares beneficially owned by Perseus-Soros, and the 16,313 Shares issuable upon the exercise of stock options. The stock options are held for the benefit of an entity controlled by affiliates of the Perseus-Soros BioPharmaceutical Fund, LP.

Item 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not applicable.

CUSIP NO. 76028W107             Schedule 13G                     Page  14 of 20


Item 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         The partners of Perseus-Soros have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Perseus-Soros in accordance with their ownership interests in Perseus-Soros.

Item 7. IDENTIFICATION AND CLASSIFICATION OF SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not applicable.

Item 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not applicable.

Item 9.  NOTICE OF DISSOLUTION OF GROUP

         Not applicable.

Item 10. CERTIFICATION

         Not applicable.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

CUSIP NO. 76028W107             Schedule 13G                     Page  15 of 20


                                  SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated as of May 11, 2007

                                    PERSEUS-SOROS BIOPHARMACEUTICAL FUND, LP


                                    By: Perseus-Soros Partners, LLC
                                        General Partner


                                    By: SFM Participation, L.P.
                                        Managing Member


                                    By: SFM AH LLC
                                        General Partner


                                    By: Soros Fund Management LLC
                                        Managing Member


                                    By:  /s/  Jodye M. Anzalotta
                                         --------------------------------------
                                         Name:   Jodye M. Anzalotta
                                         Title:  Assistant General Counsel

CUSIP NO. 76028W107             Schedule 13G                     Page  16 of 20


                                    PERSEUS-SOROS PARTNERS, LLC


                                    By: SFM Participation, L.P.
                                        Managing Member


                                    By: SFM AH LLC
                                        General Partner


                                    By: Soros Fund Management LLC
                                        Managing Member


                                    By:  /s/  Jodye M. Anzalotta
                                         --------------------------------------
                                         Name:   Jodye M. Anzalotta
                                         Title:  Assistant General Counsel



                                    PERSEUS BIOTECH FUND PARTNERS, LLC


                                    By: Perseuspur, LLC
                                        Member


                                    By: /s/ Kenneth M. Socha
                                        ---------------------------------------
                                        Name:   Kenneth M. Socha
                                        Title:  Senior Managing Director

CUSIP NO. 76028W107             Schedule 13G                     Page  17 of 20


                                    SFM PARTICIPATION, L.P.


                                    By: SFM AH LLC
                                        General Partner


                                    By: Soros Fund Management LLC
                                        Managing Member


                                    By:  /s/  Jodye M. Anzalotta
                                         --------------------------------------
                                         Name:   Jodye M. Anzalotta
                                         Title:  Assistant General Counsel


                                    SFM AH LLC


                                    By: Soros Fund Management LLC
                                        Managing Member


                                    By:  /s/  Jodye M. Anzalotta
                                         --------------------------------------
                                         Name:   Jodye M. Anzalotta
                                         Title:  Assistant General Counsel


                                    PERSEUSPUR, LLC


                                    By: /s/ Kenneth M. Socha
                                        ---------------------------------------
                                        Name:   Kenneth M. Socha
                                        Title:  Senior Managing Director

CUSIP NO. 76028W107             Schedule 13G                     Page  18 of 20



                                    MR. FRANK H. PEARL


                                    By: /s/ Kenneth M. Socha
                                        ---------------------------------------
                                        Name:   Kenneth M. Socha
                                        Title:  Attorney-in-Fact


                                    MR. GEORGE SOROS


                                    By: /s/  Jodye M. Anzalotta
                                        ----------------------------------------
                                        Name:   Jodye M. Anzalotta
                                        Title:  Attorney-in-Fact


                                   SOROS FUND MANAGEMENT LLC


                                    By:  /s/  Jodye M. Anzalotta
                                         --------------------------------------
                                         Name:   Jodye M. Anzalotta
                                         Title:  Assistant General Counsel

CUSIP NO. 76028W107             Schedule 13G                     Page  19 of 20


                                  EXHIBIT INDEX
                                  -------------

Exhibit 1. Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (previously filed).

Exhibit 2. Power of Attorney, dated June 16, 2005 appointing each of Armando T. Belly, Jodye Anzalotta, Maryann Canfield, Jay Schoenfarber and Robert Soros as Attorney-In-Fact for George Soros (previously filed).

Exhibit 3.        Power of Attorney,  dated May 9, 2007,  appointing Kenneth M.
                  Socha  and Rona  Kennedy  as  Attorney-in-Fact  for  Frank H.
                  Pearl.

CUSIP NO. 76028W107             Schedule 13G                     Page  20 of 20


                                                                      EXHIBIT 3
                                                                      ---------


                               POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that I, FRANK H. PEARL, hereby make, constitute and appoint each of Kenneth M. Socha and Rona Kennedy, each of them acting singly, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as Chairman of, member of or in other capacities with Perseus, L.L.C. ("PERSEUS") and each of its affiliates or entities advised by me or Perseus, all documents, certificates, instruments, statements, filings and agreements ("DOCUMENTS") to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts, or other investments, and any other documents relating or ancillary thereto, including, but not limited to, all documents relating to filings with the Commodities Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the "SEC") pursuant to the Commodities Exchange Act and the Securities Act of 1933 or the Securities Exchange Act of 1934 (the "Act") and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act and information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

All past acts of either attorney-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

This power of attorney shall be valid from the date hereof until revoked by me.

The Power of Attorney dated as of April 9, 2003 is hereby revoked by me effective as of the date hereof.

IN WITNESS WHEREOF, I have executed this instrument as of the 9th day of May, 2007.





                                                 /s/ Frank H. Pearl
                                                 ---------------------------
                                                 FRANK H. PEARL